================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            BT FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                            BT FINANCIAL CORPORATION
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     Common Stock, Par Value $5.00 Per Share
           (Including the Associated Preferred Share Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    055763106
--------------------------------------------------------------------------------
                      (Cusip Number of Class of Securities)

                                JOHN H. ANDERSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            BT FINANCIAL CORPORATION
                       BT FINANCIAL PLAZA, 551 MAIN STREET
                          JOHNSTOWN, PENNSYLVANIA 15901
                                 (814) 532-3801

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications On Behalf of Filing Persons)

                                   COPIES TO:
                             KRISTEN LARKIN STEWART
                           KIRKPATRICK & LOCKHART LLP
                            HENRY W. OLIVER BUILDING
                              535 SMITHFIELD STREET
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 355-6500

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*:  $33,366,580            Amount of Filing Fee:  $6,673.32

--------------------------------------------------------------------------------
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,668,329 shares of common stock, par value $5.00 per share, at the maximum tender offer price of $20.00 per share in cash.

/X/  Checkthe  box  if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $6,673.32              Form or Registration No.:  Schedule TO
     Filing Party: BT Financial Corporation         Date Filed:  September 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /    Third-party tender offer subject to Rule 14d-1.
     /X/    Issuer tender offer subject to Rule 13e-4.
     / /    Going-private  transaction subject to Rule 13e-3.
     / /    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

ITEM 11.  ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press releases contained at
Item 12(a), is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(9) Text of Press Release issued by the Company, dated November 1, 2000; and

         (a)(10) Text of Press Release issued by the Company, dated November 6, 2000.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 7, 2000                        BT FINANCIAL CORPORATION

                                        /s/ John H. Anderson
                                        ------------------------------
                                        John H. Anderson
                                        Chairman and Chief Executive Officer

                                                                  Exhibit (a)(9)

                  John H. Anderson, Chairman and Chief Executive Officer 814/532-3801
                  Immediately - November 2, 2000


                 BT FINANCIAL CORPORATION ANNOUNCES PRELIMINARY
                             RESULTS OF TENDER OFFER


JOHNSTOWN, PENNSYLVANIA (NOVEMBER 2, 2000) - Today, BT Financial Corporation (NASDAQ NMS: BTFC) announced the preliminary results of the modified Dutch Auction Tender Offer that expired on October 31, 2000.

     BT Financial plans to repurchase 1,730,013 shares that were tendered at $19.50 per share. The tentative value of the shares to be purchased is about $33.7 million. The preliminary number of shares to be purchased represents about 10.4% of BT Financial's 16,683,294 shares of common stock outstanding on October 31, 2000. The Dutch Auction began on September 29, 2000. Under the terms of the offer, BT Financial shareholders could offer to sell to BT Financial all or part of the shares they owned within a price range of $18 to $20 per share. Originally, BT Financial offered to repurchase up to 1,668,329 shares or 10% of its common stock (including the associated preferred share purchase rights), with the ability to repurchase up to an additional 2% of the outstanding shares.

     Keefe, Bruyette & Woods, Inc. acted as depository in the offer. The preliminary number of shares and share price are subject to verification by Keefe, Bruyette & Woods. Once they complete the verification process, the actual numbers will be announced.

     BT Financial anticipates payment for all shares purchased to be made on or about November 8, 2000.

     BT Financial instituted the tender offer to improve returns and to enhance shareholder value. It is part of BT Financial's efforts to continue its positive earnings momentum and to implement the accelerated growth strategy that it believes will produce superior returns for its shareholders.

     BT Financial Corporation is a bank holding company with headquarters at BT Financial Plaza, 551 Main Street, Johnstown, with assets totaling $2.1 billion. The Corporation's banking affiliate is Laurel Bank, Johnstown, which serves 12 counties throughout southwestern Pennsylvania. BT Financial Corporation's other affiliates include Laurel Trust Company, a state chartered trust company, Laurel Investment Advisors, Inc., a registered investment advisor, Bedford Associates, Inc., a real estate company, Bedford Associates of Delaware, Inc., an investment company, Flex Financial Consumer Discount Company, and Laurel Community Development Corporation, which provides housing for low to moderate income citizens.

     This news release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the Company's financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

                                                                 Exhibit (a)(10)

              John H. Anderson, Chairman and Chief Executive Officer Immediately - November 6, 2000

        BT FINANCIAL CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER


JOHNSTOWN,  PA November 6, 2000 -- Today, BT Financial  Corporation (NASDAQ NMS:
BTFC) announced the final results of the modified Dutch auction tender offer that expired on October 31, 2000.

     BT Financial will repurchase 1,729,373 shares at $19.50 per share, for a total purchase price of $33.7 million. The number of shares to be purchased represents 10.4% of BT Financial's 16,683,294 shares of common stock outstanding on October 31, 2000.

     Once the purchase is completed, 14,953,921 shares of common stock will be outstanding.

     "We are pleased with the results of the tender offer," said, John H. Anderson, Chairman and Chief Executive Officer of BT Financial.

     BT Financial Corporation is a bank holding company with headquarters at BT Financial Plaza, 551 Main Street, Johnstown, with assets totaling $2.1 billion. The Corporation's banking affiliate is Laurel Bank, Johnstown, which serves 12 counties throughout southwestern Pennsylvania. BT Financial Corporation's other affiliates include Laurel Trust Company, a state-chartered trust company; Laurel Investment Advisors, Inc., a registered investment advisor; Bedford Associates, Inc., a real estate company; Bedford Associates of Delaware, Inc., an investment company; Flex Financial Consumer Discount Company; and Laurel Community Development Corporation, which provides housing for low- to moderate-income citizens.

     This news release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the Company's financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.